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	April 7, 2021	SÃO PAULO
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VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Perception Capital Corp. II
Draft Registration Statement on Form S-1
Submitted February 16, 2021
CIK No. 0001844149

Ladies and Gentlemen:

This letter sets forth the response of Perception Capital Corp. II (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission provided by letter dated March 12, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text

The Company is concurrently publicly filing the Registration Statement with this letter.

Draft Registration Statement on Form S-1 submitted February 16, 2021

General

1.

We note the public and private warrants will become exercisable 30 days after the completion of your initial business combination. Given the warrants could become exercisable within one year and, therefore, are considered immediately exercisable, it appears that an offering of both the overlying and underlying securities may be taking place at this time. Accordingly, please add the underlying shares of common stock to the transaction covered by the registration statement, or tell us why you believe this is not required. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

U.S. Securities and Exchange Commission

April 7, 2021

Response: The Company advises the Staff that the Registration Statement filed concurrently with this letter includes the registration of the shares issuable upon exercise of the warrants included in the units being offered.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Perception Capital Corp. II

Rick Gaenzle

cc:	Paul Hastings LLP

Frank Lopez, Jonathan Ko and James M. Shea, Jr.